

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Bernard Rowe
Managing Director and Chief Executive Officer
ioneer Ltd
Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060
Australia

**Re: ioneer Ltd**
**Registration Statement on Form 20FR12B**
**Filed June 3, 2022**
**File No. 001-41412**

Dear Mr. Rowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 20-F Filed June 3, 2022

Item 10. Additional Information
G. Statement by Experts, page 71

1. We note you include the audit report of your independent registered public accounting firm in the filing. Please provide information required by Item 10.G. of Form 20-F including filing the consent of your auditor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 942-3718 with any questions regarding engineering comments. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     David Sterngold